September 17, 2019

Graeme Pitkethly
Chief Financial Officer
Unilever PLC
100 Victoria Embankment
London, England

       Re: Unilever PLC
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 11, 2019
           File No. 1-4546

Dear Mr. Pitkethly:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction